FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2013

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Celestica Inc.

The following information filed with this Form 6-K is incorporated by reference as specified below in Celestica Inc.’s registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica Inc. with the Securities and Exchange Commission:

•                  Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the First Quarter 2013, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

•                  Celestica Inc.’s first quarter 2013 consolidated financial information, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

•                  Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.3 but is not incorporated herein by reference.

•                  Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.4 but is not incorporated herein by reference.

•                  Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the text of which is attached hereto as exhibit 99.5 but is not incorporated herein by reference.

Exhibits

99.1	-	Management’s Discussion and Analysis for the First Quarter 2013
99.2	-	Celestica Inc.’s first quarter 2013 consolidated financial information
99.3	-	Certification of Chief Executive Officer
99.4	-	Certification of Chief Financial Officer
99.5	-	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: April 25, 2013	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal Officer

EXHIBIT INDEX

99.1	-	Management’s Discussion and Analysis for the First Quarter 2013
99.2	-	Celestica Inc.’s first quarter 2013 consolidated financial information
99.3	-	Certification of Chief Executive Officer
99.4	-	Certification of Chief Financial Officer
99.5	-	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002